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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of  August, 2004
                  ------------


                             NORTHERN OFFSHORE LTD.
                   -------------------------------------------
                 (Translation of registrant's name into English)

                          c/o Mr. Michael W. Morrison,
      in his capacity as Joint Provisional Liquidator appointed pursuant to Companies (Winding Up) 2004 Order No. 225 of the Supreme Court of Bermuda
                     KPMG Financial Advisory Services Ltd.,
                           Crown House, PO Box HM 906,
                             Hamilton, Bermuda HM DX
      ---------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):    ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes __   No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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TABLE OF CONTENTS

SIGNATURES                                                      3
NORTHERN OFFSHORE LTD.
(PROVISIONAL LIQUIDATORS APPOINTED)
TEMPORARY DELISTING OF SHARES FROM THE OSLO B0RS                4












































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                                   Signatures


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         NORTHERN OFFSHORE LTD.
                                         ----------------------
                                              (Registrant)



                                         By: /s/ Michael W. Morrison
                                         --------------------------------------
                                         Michael W. Morrison
                                         KPMG Financial Advisory Services Ltd.,
                                         Bermuda
                                         Joint Provisional Liquidator


Date: August 13, 2004




















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NORTHERN OFFSHORE LIMITED (PROVISIONAL LIQUIDATORS
APPOINTED)

TEMPORARY DELISTING OF SHARES FROM THE OSLO B0RS

Bermuda, 4 August 2004

On 13 July 2004 the Supreme Court of Bermuda appointed Michael Morrison of KPMG Financial Advisory Services Ltd in Bermuda and Philip Wallace of KPMG LLP in the United Kingdom as joint provisional liquidators (the "JPLs") of Northern Offshore Limited (NOL).

The JPLs have been conducting discussions with certain creditors and other stakeholders of Northern Offshore to determine whether or not it will be possible to negotiate a restructuring of Northern Offshore. Those discussions are ongoing. The current suspension of Northern Offshore`s shares and its NOK notes (ISIN no. 0010093511) on the Oslo B0rs will expire on 4 August 2004. The JPLs do not believe that the outcome of the ongoing discussions will be sufficiently certain by that date to allow trading in those shares and notes to resume on the Oslo B0rs. Accordingly the Oslo B0rs has agreed to the JPLs` request that Northern Offshore`s shares and NOK notes be temporarily delisted for a period of up to 4 months.

There can be no guarantee that the discussions with creditors and other stakeholders of NOL will reach a satisfactory outcome. A failure to reach an agreement will likely result in the liquidation of NOL. The JPLs will make a further announcement when there is sufficient certainty on the outcome of those discussions.

Contact:
Adrian Bourne, KPMG London (+ 44 (0) 207 694 3018)
Chris Giddens, KPMG Bermuda (+ (1) 441 294 2653)




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